UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013 (as amended or supplemented from time to time, the “Statement”) by Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). The Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 19, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Mindspeed common stock, $0.01 par value per share (the “Shares” or the “Common Stock”), at a purchase price of $5.05 per share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

  Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented as follows:

By amending and restating the second sentence of the first paragraph on page 2 under the heading “Arrangement with the Offerors and Certain of Their Affiliates—Merger Agreement” as follows:

“This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.”

By amending and restating the seventh sentence of the first paragraph on page 2 under the heading “Arrangement with the Offerors and Certain of Their Affiliates—Merger Agreement” as follows:

“Accordingly, none of the holders of Shares, holders of shares of Parent or any other third parties should rely on the representations, warranties and covenants made in the Merger Agreement, or descriptions thereof, as a disclosure about the Company, Parent or Purchaser without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Statement, the Schedule TO or reports filed with the SEC.”

Item 4.	The Solicitation or Recommendation.

  Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented as follows:

By amending and restating the first sentence of the fifth full paragraph on page 21 under the heading “Background” as follows:

“On September 27, 2013, the Board held a special meeting to receive updates from management and representatives of Morgan Stanley concerning the strategic review process and to consider indications of interest received from Company A and MACOM.”

By amending and restating the first sentence of the seventh full paragraph on page 21 under the heading “Background” as follows:

“On October 1, 2013, the Board held a special meeting at Mindspeed’s headquarters in Newport Beach, California.”

By deleting the phrase “, and our future filings with the Securities and Exchange Commission” from the fourth sentence of the third paragraph on page 29 under the heading “Projected Financial Information—General”.

By inserting the following sentence in its entirety after the fourth sentence of the third paragraph on page 29 under the heading “Projected Financial Information”:

“The additional risks, uncertainties and assumptions that were considered when creating each set of the projections contained in this Statement are discussed in further detail below.”

By amending and restating the second sentence of the second paragraph on page 31 under the heading “Projected Financial Information—Management’s Internal Standalone Projections” as follows:

“These financial projections do not reflect any restructuring charges, goodwill and other asset impairment charges, acquisition-related costs, profit in acquired inventory, non-recurring legal and settlement costs, employee separation costs and integration costs.”

By amending and restating the tables on pages 31 under the heading “Projected Financial Information—Management’s Internal Standalone Projections” as follows:

“Standalone Projections—Wireless Wind-down Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Morgan Stanley and Needham & Company in connection with their consideration of the transaction, showing a “wind-down” of the Wireless division.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	130.0	122.0	121.4	127.4	129.5
Adjusted EBITDA (1)	26.0	26.8	26.6	29.7	28.2
Operating Income (non-GAAP)	18.0	19.4	19.1	22.0	20.7

Standalone Projections—Wireless Divestiture Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Morgan Stanley and Needham & Company in connection with their consideration of the transaction, assuming a divestiture of the Wireless division during FY 2013.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	121.0	119.0	121.4	127.4	129.5
Adjusted EBITDA (1)	29.3	26.2	26.6	29.7	28.2
Operating Income (non-GAAP)	22.2	19.0	19.1	22.0	20.7

(1)	Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization, stock-based compensation and related payroll costs.”

By amending and restating the tables on pages 32 under the heading “Projected Financial Information—Adjusted Projections Provided to MACOM” as follows:

“Wireless Wind-down Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Parent and Purchaser in connection with their consideration of the transaction, showing a “wind-down” of the Wireless division.

These financial projections do not reflect any restructuring charges from the “wind-down” of the Wireless division or other Company businesses, which restructurings were assumed to be substantially completed during FY 2014.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	131.4	122.2	119.2	122.0	125.2
Gross Margin (non-GAAP)	82.9	77.6	77.7	81.7	86.3
Operating Income (non-GAAP)	42.8	42.8	41.2	43.4	44.3

Wireless Divestiture Scenario.

The following is a consolidated summary of the non-GAAP financial projections provided to Parent and Purchaser in connection with their consideration of the transaction, assuming a divestiture of the Wireless division during FY 2013. These financial projections do not reflect any restructuring charges from the “wind-down” of Company businesses, which were assumed to be substantially completed during FY 2014.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Revenue	122.4	119.2	119.2	122.0	125.2
Gross Margin (non-GAAP)	78.4	76.1	77.7	81.7	86.3
Operating Income (non-GAAP)	41.5	41.9	41.3	43.4	44.3

By inserting the following subsection in its entirety after the table on page 32 under the heading “Financial Projections—Adjusted Projections Provided to MACOM—Wireless Divestiture Scenario”:

“Use of Non-GAAP Measures

The estimates of Adjusted EBITDA, Operating Income (non-GAAP) and Gross Margin (non-GAAP), as they are presented above, were calculated using GAAP and other measures which are derived from GAAP, but such estimates were not calculated and are not presented in accordance with GAAP and therefore constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC (which we refer to as non-GAAP financial measures). The estimates of Adjusted EBITDA exclude depreciation, amortization, stock-based compensation and related payroll costs, restructuring and employee separation expenses, and impairment of long-lived assets, as well as other income and expense and provision for taxes, which are included in net income. The estimates of Operating Income (non-GAAP) exclude stock-based compensation and related payroll costs, restructuring and employee separation expenses, and impairment of long-lived assets, as well as other income and expense and provision for taxes, which are included in net income. The estimates for Gross Margin (non-GAAP) exclude stock-based compensation and related payroll costs, restructuring and employee separation expenses, and impairment of long-lived assets. Our management believes that these non-GAAP financial measures better reflect our operating performance as they exclude the effects of certain non-cash expenses that are not necessarily representative of underlying trends in our performance. Mindspeed uses these non-GAAP financial measures to enhance its understanding of its operating performance and improve its planning and budgeting processes. Mindspeed believes that the use of these non-GAAP financial measures provides useful information to management and the board of directors regarding financial and business trends relating to Mindspeed’s financial condition and results of operations, particularly by excluding certain expense and income items that we believe are not indicative of its core operating results. In addition, Adjusted EBITDA, Operating Income (non-GAAP) and Gross Margin (non-GAAP) are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within the Mindspeed’s industry.

Standalone Projections—Wireless Wind-down Scenario.

Adjusted EBITDA.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Adjusted EBITDA	26.0	26.8	26.6	29.7	28.2
Less: Depreciation and Amortization	8.0	7.4	7.4	7.7	7.5
Less: Stock-based Compensation and Related Payroll Costs	6.3	6.9	7.7	8.5	9.3
Less: Restructuring/Employee Separation	12.4	0.7	1.2	0.3	—
Less: Other Income & Expense	3.0	2.8	2.6	1.3	—
Less: Tax Provision	0.3	0.3	0.3	0.3	0.3
Less: Impairment of Long-Lived Assets	8.9	—	—	—	—

Net Income	(12.9)	8.6	7.3	11.7	11.1

Operating Income.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Operating Income (Non-GAAP)	18.0	19.4	19.1	22.0	20.7
Less: Stock-based Compensation and Related Payroll Costs	6.3	6.9	7.7	8.5	9.3
Less: Restructuring/Employee Separation	12.4	0.7	1.2	0.3	—
Less: Other Income & Expense	3.0	2.8	2.6	1.3	—
Less: Tax Provision	0.3	0.3	0.3	0.3	0.3
Less: Impairment of Long-Lived Assets	8.9	—	—	—	—

Net Income	(12.9)	8.6	7.3	11.7	11.1

Standalone Projections—Wireless Divestiture Scenario.

Adjusted EBITDA.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Adjusted EBITDA	29.3	26.2	26.6	29.7	28.2
Less: Depreciation and Amortization	7.1	7.2	7.4	7.7	7.5
Less: Stock-based Compensation and Related Payroll Costs	6.1	6.7	7.5	8.2	9.0
Less: Restructuring/Employee Separation	6.4	0.3	0.9	0.3	—
Less: Other Income & Expense	3.0	2.8	2.6	1.3	—
Less: Tax Provision	0.3	0.3	0.3	0.3	0.3

Net Income	6.3	8.8	7.8	11.9	11.4

Operating Income.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Operating Income (Non-GAAP)	22.2	19.0	19.1	22.0	20.7
Less: Stock-based Compensation and Related Payroll Costs	6.1	6.7	7.5	8.2	9.0
Less: Restructuring/Employee Separation	6.4	0.3	0.9	0.3	—
Less: Other Income & Expense	3.0	2.8	2.6	1.3	—
Less: Tax Provision	0.3	0.3	0.3	0.3	0.3

Net Income	6.3	8.8	7.8	11.9	11.4

Adjusted Projections Provided to MACOM –Wireless Wind-down Scenario.

Gross Margin.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Gross Margin (Non-GAAP)	82.9	77.6	77.7	81.7	86.3
Less: Stock-based Compensation and Related Payroll Costs	0.1	0.1	0.1	0.1	0.1
Less: Restructuring/Employee Separation	0.9	—	—	—	—
Less: Impairment of Long-Lived Assets	8.9	—	—	—	—

Gross Margin (GAAP)	73.1	77.5	77.6	81.6	86.2

Operating Income.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Operating Income (Non-GAAP)	42.8	42.8	41.2	43.4	44.3
Less: Stock-based Compensation and Related Payroll Costs	3.1	3.5	3.8	4.2	4.6
Less: Restructuring/Employee Separation	14.3	1.2	0.3	0.5	—
Less: Other Income & Expense	1.7	—	—	—	—
Less: Tax Provision	0.3	0.3	0.3	0.3	0.3
Less: Impairment of Long-Lived Assets	8.9	—	—	—	—

Net Income	14.4	37.9	36.9	38.5	39.5

Adjusted Projections Provided to MACOM –Wireless Divestiture Scenario.

Gross Margin.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Gross Margin (Non-GAAP)	78.4	76.1	77.7	81.7	86.3
Less: Stock-based Compensation and Related Payroll Costs	0.1	0.1	0.1	0.1	0.1
Less: Restructuring/Employee Separation	0.9	—	—	—	—

Gross Margin (GAAP)	77.4	76.0	77.6	81.6	86.2

Operating Income.

	FY 2014 Projected	FY 2015 Projected	FY 2016 Projected	FY 2017 Projected	FY 2018 Projected
	($ in millions)
Operating Income (Non-GAAP)	41.5	41.9	41.3	43.4	44.3
Less: Stock-based Compensation and Related Payroll Costs	3.1	3.4	3.7	4.0	4.4
Less: Restructuring/Employee Separation	8.2	0.6	0.3	0.5	—
Less: Other Income & Expense	1.7	—	—	—	—
Less: Tax Provision	0.3	0.3	0.3	0.3	0.3

Net Income	28.2	37.7	37.1	38.6	39.6	”

Item 8.	Additional Information.

  Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By amending and restating the first bullet point under the first sentence of the sixth paragraph on page 53 under the heading “Notice of Appraisal Rights” as follows:

•	“within the later of the consummation of the Offer, which will occur at the Acceptance Time, and December 9, 2013, deliver to Mindspeed at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Mindspeed of the identity of the stockholder and that the stockholder is demanding appraisal;”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Stephen N. Ananias
Name: Stephen N. Ananias
Title: Senior Vice President and Chief Financial Officer

Dated: December 3, 2013